UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of Shares of PRASAC Microfinance Institution Limited

On December 26, 2019, KB Financial Group Inc. (“KB Financial Group”) disclosed that the board of directors of Kookmin Bank, KB Financial Group’s wholly-owned subsidiary, resolved to acquire shares of PRASAC Microfinance Institution Limited, a provider of microfinance and deposit-taking services in Cambodia (“PRASAC,” and such acquisition, the “Acquisition”). Further details of the Acquisition are as follows:

1.	Information on PRASAC as of October 31, 2019:

•	Total share capital: KRW 267,651,000,000

•	Total number of shares issued: 230,000,000 shares

2.	Details of the Acquisition:

•	Number of shares to be acquired: 161,000,000 shares

•	Purchase price: KRW 702,176,580,000 (US$ 603,400,000)

•	Kookmin Bank shareholders’ equity as of December 31, 2018: KRW 26,667,865,604,875

•	Ratio of purchase price to Kookmin Bank shareholders’ equity: 2.63%

•	Total number of PRASAC’s shares to be owned by Kookmin Bank following the Acquisition: 161,000,000 shares, representing 70.0% of PRASAC’s total number of shares issued

3.	Method of the Acquisition: Cash payment for the acquisition of existing shares

4.	Purpose of the Acquisition: Strategic acquisition of shares for participation in PRASAC’s management

5.	Summary of option contracts in connection with the Acquisition:

•

Subsequent to the Acquisition, a put option may be exercised by PRASAC’s shareholders for the remaining 69,000,000 shares of PRASAC (representing 30.0% of PRASAC’s total number of shares issued), which option will expire after six months following the date of the audit report of PRASAC’s financial statements as of and for the year ended December 31, 2021. The exercise price of such put option will be determined based on PRASAC’s net assets as of December 31, 2021. If such put option is fully exercised, then Kookmin Bank will subsequently hold a 100% interest in PRASAC.

•	If the put option is not exercised until its expiry, Kookmin Bank may exercise a call option at the same exercise price as the put option during the six months following the expiry of such put option.

6.	Other material information for an investment decision:

•

PRASAC’s total share capital and the purchase price are calculated using the exchange rate of KRW 1,163.7 to US$ 1.00 announced on December 26, 2019, the date of the resolution of the board of directors of Kookmin Bank. The purchase price, which will be finalized at the closing of the Acquisition, is currently subject to change.

•

Kookmin Bank plans to execute the share purchase agreement as well as other agreements relating to the Acquisition after December 30, 2019 once the boards of directors of the current shareholders of PRASAC approves the Acquisition.

•

The date of the Acquisition will be determined at a later date based on whether all conditions precedent have been satisfied. The consummation of the Acquisition is subject to approvals by the National Bank of Cambodia and the Financial Services Commission of Korea, and the failure to obtain such approvals may result in the termination of the relevant share purchase agreement.

<Key financial information of PRASAC>

							(Unit: millions of KRW)
Period	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income	Audit opinion	Auditor
FY2018	2,768,359	2,410,823	357,536	128,007	324,956	91,515	Unqualified	E&Y
FY2017	2,041,443	1,775,422	266,021	128,007	268,581	66,924	Unqualified	KPMG
FY2016	1,453,896	1,254,799	199,097	128,007	220,089	62,823	Unqualified	KPMG

*	Note: The figures above have been converted from U.S. dollars to KRW at the exchange rate announced on December 26, 2019 (US$ 1.00 = KRW 1,163.7).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: December 27, 2019	By: /s/ Ki-Hwan Kim

(Signature)

Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer